

December 15, 2010

<u>Via U.S. Mail and Facsimile to 212-937-4365</u>

Miles S. Nadal
Chief Executive Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario
Canada M5R 2E3

> **Re:    MDC Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **File No. 1-13178**

Dear Mr. Nadal:

We have reviewed your filings and have the following comments.  Except where noted, please confirm you will comply with our comments in future filings and explain to us how you intend to comply.  In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2010</u>

<u>Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

1.    From pages 31 and 33, we note your operating profit and margin decreased primarily because direct costs increased as a percentage of revenue for the three and nine months ended September 30, 2010.  You state direct costs increased on account of certain costs being included in both revenue and direct costs which, in turn, was on account of you acting as principle instead of agent on specific client contracts.  However, it is not clear why your operating profits would decrease depending on your status as principle or

agent.  Please tell us how your operating profits changed based on your presentation of revenue on a gross or net basis.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1A.  Risk Factors, page 6

We are a holding company…, page 10

2.      We note your disclosure on pages 10 and 28 regarding the statutory or contractual restrictions which affect your subsidiaries' ability to make intercompany funds transfers. In light of these restrictions, expand your disclosure to comply with the requirements of Rule 4-08(e)(3)(ii) of Regulation S-X, if applicable.  In addition, tell us how you determined that it was not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule in accordance with Rule 12-04 of Regulation S-X.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.      In the third paragraph from the bottom of page 22, you explain that organic growth in Strategic Marketing Services was driven by net new business wins offset by foreign exchange issues; and in the last paragraph at the bottom of page 22, you explain the organic revenue declines in Performance Marketing Services was due to customers reducing their outsourcing needs and client project spending.  Please provide more meaningful disclosure regarding the drivers that affect your results.  For example, explain the factors and circumstances that account for net new business wins or reduced client spending.  In this regard, we refer you to comment one in our letter dated December 11, 2008 where we generally asked you to explain how your operations and liquidity are affected by different factors such as known trends or events.

Liquidity and Capital Resources, page 28

Other Balance Sheet Commitments, Page 33

4.      We note in the table on page 34 that you have presented amounts as "Operating income before depreciation and amortization to be received" and have described this line item as representing amounts to be received commencing in the year the put is exercised. Explain for us in more detail what these amounts represent and clarify why operating income would increase upon the exercise of the options.

Critical Accounting Policies, page 35

Acquisitions, Goodwill and Other Intangibles, page 36

5.      We note that goodwill accounted for approximately 50% of total assets at December 31, 2009.  We also note that you experienced a net loss for the year ended December 31, 2009.  If you are at risk of failing step one of the goodwill impairment test for your reporting units, you should disclose the following information:

        •   The percentage by which fair value exceeded carrying value as of the date of the most recent test;
        •   The amount of goodwill allocated to the reporting unit;
        •   A description of the methods and key assumptions used and how the key assumptions were determined;
        •   A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
        •   A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

        Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A, that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.  For further guidance, refer to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."  Please provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with this comment.

Note 2.  Significant Accounting Policies, page 49

Redeemable Noncontrolling Interest, page 52

6.      You state that you record any excess of the estimated exercise price over the estimated fair value of the noncontrolling interest shares as a charge to noncontrolling interests in the statement of operations.  Tell us the impact of this policy on your financial statements for the year ended December 31, 2009, including the amount of the excess of the redemption price over fair value.  In this regard, you disclose in Note 4 several acquisitions of non-controlling interests whereby the amount paid for the additional interests exceeded the fair value of the equity purchased.

7.      Tell us where you record the offset to the net income or loss attributable to non-controlling shareholders on your balance sheet.  In this regard, these amounts are not apparent in your rollforward of redeemable noncontrolling interests on page 53 or the

changes in the noncontrolling interests in your statement of stockholders equity on page 48.

Note 4.  Acquisitions, page 57

8.      We note that during 2009 you acquired additional interests in several subsidiaries which you already controlled.  For your acquisition of VitroRobertson, you recorded the difference between the fair value of the shares and the carrying value of the Redeemable Noncontrolling interests as additional paid in capital.  For the purchase of the remaining interest in CPB you recorded a reduction to additional paid in capital as well as identifiable intangible assets.  Please describe for us your policy for recording step acquisitions and your basis in the accounting literature.

Note 16.  Segmented Information, page 79

9.      We note your disclosure that you changed your segment reporting structure to conform more closely with how the chief operating decision maker manages your business segments.  We also note that your two reportable segments are the aggregation of various operating segments.  Describe for us the nature of the changes in the management of your businesses that occurred in the fourth quarter of 2009.   Tell us your operating segments and tell us how you have aggregated these into reportable segments, including whether your aggregation criteria has changed in 2009.

Note 18.  Commitments, Contingencies, and Guarantees, page 85

Put Options, page 85

10.     You state that the company could be required to pay an aggregate amount of approximately $29.5 million to the holders of put options to acquire additional ownership interests in certain subsidiaries.  Tell us why this amount differs from the $33.7 million recorded as redeemable noncontrolling interests on your balance sheet at December 31, 2009.

Definitive Proxy Statement filed April 27, 2010

Incentive Awards Based on 2009 Performance, page 17

11.     We note the incentive awards are based on two components, an individual component and a corporate component, where the corporate component is broken down into: (i) an adjusted EBITDA target, (ii) relative organic revenue growth, (iii) free cash flow targets, and (iv) refinancing the Company's balance sheet.  Further, we note you disclose the 2009 EBITDA target to be $61.5 million and the 2009 EBITDA achievement to be $64.8 million based on exhibit 99.1 to the Form 8-K filed on February 25, 2010.  To help investors easily understand your compensation program, please disclose the achievement

of all of your objective performance targets in the relevant section of the Compensation Discussion and Analysis.

12.    Although you disclose the 2009 EBITDA target, we note you did not disclose the 2009 targets for free cash flow and organic revenue growth as compared to your peers.  In this regard, we note your response to comment seven from our letter dated December 11, 2008.  In comment seven, we asked you to disclose "pre-approved criteria and targets in future filings," and you agreed to "provide additional disclosure with respect to pre-approved performance criteria used in connection with the determination of incentive awards."  Please tell us why you have not provided all of your objective performance targets.

13.    We also note the corporate component included other financial and strategic goals such as refinancing the balance sheet.  Please disclose how achievement of this performance target was evaluated and, if you use other non-numerical financial or strategic goals in the future, please disclose the part or percentage of the corporate component that are made up of these goals.

14.    We also note the annual incentive awards have an individual component or key performance indicators.  In this regard, please refer to prior comment 13 and tell us why you have not provided all of the individual performance targets for the Named Executive Officers.  We also refer you to our request in comment seven from our letter dated December 11, 2008 that says "[t]o the extent the targets are not stated in quantitative terms, disclose how the compensation committee determined the officer's achievement levels for that performance measure."

15.    From the first three sentences of the last paragraph on page 17, we note you reviewed actual corporate and individual performance to calculate the actual achievement of company and individual performance goals.  From the table on page 18, we also note you disclose the aggregate achievement of these corporate and individual goals.  Most NEOs achieved 100% of the corporate and individual goals; however, one NEO did not.  Please break down the aggregate achievement level into their main components and explain how these components are weighed (i.e. are the corporate and individual components weighed equally or otherwise).  In this regard, we refer you to comment eight from our letter dated December 11, 2008 where we asked you to "provide a *detailed* explanation of how the various individual and corporate performance criteria and targets … actually resulted in the 2007 incentive awards for each of the named executive officers."

16.    Further, we note you paid the NEOs a special bonus.  If you award a similar bonus in the future, please disclose the quantitative or qualitative reasons for the bonus.

Form of Long-Term Incentives, page 18

17.     At the top of page 19 you disclose the restricted stock and restricted stock unit grants made to the NEOs in March 2010 will vest on an accelerated basis if the company meets certain EBITDA growth.  Although you present this information in terms of a percentage, please disclose the actual numerical targets.

Summary Compensation Table, page 20

18.     From the table on page 18, we note you disclose the total amounts you awarded to the NEOs under the 2009 annual incentive plan, including the amounts for a special bonus. However, the Summary Compensation Table does not disclose any amounts under the "Non-Equity Incentive Plan Compensation" column.  Refer to CD&I 119.02 found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, and tell us where in the Summary Compensation Table you have disclosed the awards under the 2009 annual incentive plan and why.  Further, if you have disclosed these awards in the "Bonus" column instead of the "Non-Equity Incentive Plan Compensation" column, please tell us why.

Grants of Plan-Based Awards Table, page 22

19.     Similarly, please explain why you have not disclosed the estimated future payouts (i.e. the threshold, target, and maximum amounts) under the 2009 annual incentive award plan in this table.

Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table, page 23

20.     We note from the disclosure at the top of page 23 you increased Mr. Nadal's long term equity incentives to 300% of his current base salary in 2009 from 250% in 2008 "based on a range of factors."  Please tell us what these factors are.

Outstanding Equity Awards at 2009 Fiscal Year-End Table, page 25

21.     Footnotes two, four, and five to this table disclose the awards will vest upon meeting an organic revenue growth performance target and stock price appreciation.  Tell us what these targets are and disclose similar targets in future filings.

Potential Payments Upon Termination or Change in Control, page 27

22.     We note your disclosure under this section.  To help investors readily understand this disclosure, in addition to your current presentation, please consider summarizing this information in a table that describes the circumstances under which payments are made and the amount of these payments.

23.     We note that certain terms such as "change in control" and "for good reason" vary
        between agreements.  Nonetheless, please summarize and disclose the definitions of key
        terms as they apply to each agreement.

24.     Please refer to Instruction 1 to Item 402(j) of Regulation S-K.  We note you provide
        quantified disclosure in certain circumstances such as the first sentence of the second
        paragraph under "Robert Dickson."  However, you do not provide quantified disclosure
        in other circumstances such as in the first sentence of the second paragraph under "Miles
        S. Nadal."  Please provide the required quantified disclosure.

25.     At the top of page 28, we note you paid Mr. Rosenberg $1,239,000 under a separation
        agreement.  Please explain how this amount reconciles with the amount disclosed in
        footnote three to the Summary Compensation Table.

        Please file all correspondence over EDGAR.  We urge all persons who are responsible
for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes
the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules
require.  Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding
comments on the financial statements and related matters.  Please contact Ajay Koduri, Staff
Attorney, at (202) 551-2210 or Robert F. Bartelmes, Senior Financial Analyst, at (202) 551-3354
with any other questions.

                                                    Sincerely,

                                                    /s/ Robert F. Bartelemes for

                                                    Larry Spirgel
                                                    Assistant Director